Guinness Atkinson Funds

225 South Lake Avenue, Suite 201

Pasadena, CA 91101

July 16, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

Attn: Division of Investment Management

Re:	Guinness Atkinson Funds File Nos. 33-75340; 811- 08360 (the “Registrant”)

On behalf of the Registrant, this letter is in response to comments provided by Mr. Kenneth Ellington of the staff of the Securities and Exchange Commission (the "Commission") by telephone on May 30, 2018 regarding Sarbanes Oxley Act review of the Registrant’s December 31, 2017 shareholder report included on Form N-SCR. Responses to all the comments are included below:

1.	It appears the “old” Form N-CSR was used for the December 31, 2017 report filing. Please ensure that the current Form N-CSR effective August 1, 2017 are used for all future N-CSR filings.

Response: The Registrant will ensure that the most current Form N-CSR will be used for future filings. The Registrant also notes that the one additional item “#12 -Disclosure of Securities Lending Activities for Closed-End Management Investment Companies” on the current Form N-CSR is not applicable to the Registrant with open-end funds.

2.	It appears the line graphs for the following funds did not include all the market indices listed in the “Average Annual Total Returns” table in the prospectus:

•	Alternative Energy Fund – the MSCI World Index was listed in the prospectus but not in the line graph.

•	Asia Focus Fund – the S&P 500 Index was listed in the prospectus but not in the line graph.

•	Asia Pacific Dividend Builder Fund – the S&P 500 Index was listed in the prospectus but not in the line graph.

•	China & Hong Kong Fund - the S&P 500 Index was listed in the prospectus but not in the line graph.

Response: The S&P 500 Index is no longer listed (i.e., removed) in the Asia Focus Fund, Asia Pacific Dividend Builder Fund, and the China & Hong Kong Fund’s current prospectus dated May 1, 2018. The Registrant will ensure that the line graph will include all the relevant market indices disclosed in the fund’s prospectus in future shareholder reports.

3.	The Asia Focus had more than 25% investments in China as of December 31, 2017, please explain why there were no related China risks disclosures under principal risks section of the prospectus.

Response: The Registrant notes that detail and extensive China risks disclosures are included in the back section titled “Risks of Investing in Asia” of the prospectus in accordance with Item 9 of Form N-1A. However, the Registrant will add China investment risks under principal risks in the summary section of the prospectus in the next annual prospectus update.

4.	The Financial Highlights for certain Funds include expense ratios (e.g., the “Ratio of expenses to average net assets after fees waived excluding interest expense) that are in addition to the presentation required by Item 13 of Form N-1A. Please revise the disclosure to only present the required expense ratios in the table and to present any additional expense ratio disclosures (e.g., the “ratio of expenses to average net assets excluding dividends on securities sold short and interest expenses”) in a note to the table in future reports.

Response: The Registrant will make the requested disclosure in future reports.

5.	The funds’ prospectuses and the “Notes to Financial Statements” state the funds’ advisor is permitted to seek reimbursement from the fund of fees waived or payments made to the fund for a period ending three full fiscal years after the date of the waiver or payment. The SEC staff’s position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement and that recoupment of waived fees and reimbursed expenses is probable if the recoupment period is in excess of three years. Please state in the response letter whether the Registrant has performed an assessment for the recording of a liability pursuant to FASB ASC 946-20-25-4 and criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, and the criteria in FASB ASC 450-20-25-2 and its conclusions. In addition, please state in the response letter whether the funds’ independent registered public accountant has reviewed the Registrant’s assessments and its conclusions.

Response: According to FASB ASC 946-20-25-4 , a liability for such excess expenses should be recognized if, and to the extent that, the expense limitation agreement's established terms for repayment of the excess expenses to the adviser by the fund and the attendant circumstances meet criteria of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2) as follows:

•	A present duty or responsibility to one or more other entities that entails settlement by a probable future transfer or use of assets

•	A duty or responsibility obligating the entity, leaving it little or no discretion to avoid the future sacrifice

•	The transaction or other event obligating the entity has already happened and the criteria in FASB ASC 450-20-25-2.2 as follows

•	Information available before the financial statements are issued or are available to be issued (as discussed in FASB ASC 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements

•	The amount of the loss can be reasonably estimated

FASB ASC 946-20-05-8 also explains that, under most excess expense plans, a fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Funds’ expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the slightly longer period has little or no bearing on a Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio to a low enough level to permit repayment. Even if a Fund were to achieve such an asset level, there is no certainty that an open-end fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the controls of the Fund such as significant redemption of shares by investors at any time and or market depreciation. Furthermore, the AICPA Financial Reporting Executive Committee (FinREC) observed that even actual reimbursement of some expenses does not establish the appropriateness of accrual of additional unreimbursed amounts because these conditions must continually be met for the fund to be further obligated to the servicer.

Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. Fund management has provided this analysis to the funds’ independent registered public accounting firm and they do not object to fund management’s accounting treatment.

6.	The Renminbi Yuan & Bond Fund reported on the Statements of Changes in Net Assets distributions from “return of capital”, please confirm in the response letter that the fund complied with Section 19(a) of the Investment Company Act of 1940. In addition, please revise the distribution information available on the funds’ website to exclude return of capital from any disclosure regarding “income” or “dividend” payments.

Response: As the fund can only determine the final sources of its distribution when the underlying investments disclose such information typically in January. The source of the return of capital distribution was determined in January when such information was made available from its underlying investments. The return of capital distribution was reported on the fund’s 2017 tax statement sent to shareholders. The requested revisions to the materials on the fund’s website have been made.

If you have any questions or additional comments, please contact the undersigned at (626) 914-1041.

Sincerely,

/s/ Rita Dam

Rita Dam

Treasurer